June 24, 2005


Mail Stop 4561

Mr. John R. Signorello
Chief Financial Officer
IceWEB, Inc.
205 Van Buren Street, Suite 420
Herndon, VA 20170

Re:	IceWEB, Inc.
	Form 10-KSB for the year ended September 30, 2004
	Form 10-QSB for the quarter ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
	File No. 0-27865

Dear Mr. Signorello:

      We have reviewed your filings and have the following comments.
In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2004

Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 25

(h) Goodwill, page 26

1. Please tell us if you have tested goodwill for impairment during the year ended September 30, 2004 and at what date you performed the annual test required by SFAS 142. In addition, briefly explain how you concluded that there was no impairment in light of the factors disclosed in Note 15 on page 31.


Note 10 - Acquisitions, page 28

2. With respect to your Iplicity and DevElements acquisitions, we note that you purchased software licenses, source code, potential patents and trademarks. In addition, we note that during the year ended September 30, 2003, two companies were acquired, Interlan Corporation and The Seven Corporation. Considering that a significant portion of each acquisition purchase price is allocated to goodwill, please advise us of your consideration of paragraphs
39
and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill. Also, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Financial Statements

Note 3 - Stockholder`s Equity, page 7

3. Please advise us how you considered APB 14 in accounting for the detachable stock warrants issued in conjunction with your preferred stock. From your disclosure, it appears that you have not allocated any proceeds to these instruments.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
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Mr. John R. Signorello
IceWEB, Inc.
June 24, 2005
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